CUSIP No. 14888D208	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CATALYST BIOSCIENCES, INC.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
14888D208
(CUSIP Number)
April 13, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Sio Capital Management, LLC 20-4586565
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With[1]	5.	Sole Voting Power	-0-
	6.	Shared Voting Power	168,000
	7.	Sole Dispositive Power	-0-
	8.	Shared Dispositive Power	168,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	168,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	5.42%[2]
12.	Type of Reporting Person	IA

_____________________________
1 As of April 13, 2017, Sio Capital Management, LLC beneficially owned 168,000 shares of Common Stock with shared voting power and shared dispositive power.  The ownership information reported in this Schedule 13G is as of April 13, 2017.
2 Based on 3,101,636 shares of common stock outstanding as of April 12, 2017, as reported in the Issuer’s Form 8-K filed with the SEC on April 13, 2017.

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Schedule 13G

Item 1(a).	Name of Issuer:

CATALYST BIOSCIENCES, INC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

260 Littlefield Avenue South San Francisco, California 94080

Item 2(a).	Name of Persons Filing:

This Statement is filed on behalf of Sio Capital Management, LLC (the “Reporting Person” or “Sio”)

Sio is a registered investment adviser to certain affiliated funds that directly hold the shares of Common Stock to which this statement relates for the benefit of their respective investors, and in such capacity Sio has voting and dispositive power over such shares.

Item 2(b).	Address of Principal Business Office:

535 Fifth Avenue, Suite 910 New York, New York 10017

Item 2(c).	Citizenship:

Sio is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

common stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

14888D208

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Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership.

(a) through (c):

The information set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G is incorporated herein by reference. 3

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various advisory clients of the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Catalyst Biosciences, Inc in their accounts with the Reporting Person.  No such person has such interest relating to more than 5% of the outstanding shares of common stock of Catalyst Biosciences, Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.
_____________________________
3 Sio and Sio GP, LLC (the “GP”) act as investment advisor and general partner, respectively, to various clients that are the record owners of the Common Stock reported on this Schedule 13G.  Because Sio’s investment discretion with respect to such clients is subject to oversight by the GP, the GP may be deemed to be the beneficial owner of the Common Stock of the Issuer owned by such clients.  In addition, both Sio and the GP are controlled by Michael Castor.  As such, he may be deemed to control the voting and dispositive decisions with respect to, and therefore be the beneficial owner of, the shares of Common Stock reported on this Schedule 13G.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the GP or Michael Castor that such person is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to herein were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 13, 2017

SIO CAPITAL MANAGEMENT, LLC
By:
Name: Albert Vigneau Title: Chief Financial Officer